September 16, 2024

Ying Huang
Chief Executive Officer
Legend Biotech Corp
2101 Cottontail Lane
Somerset, NJ 08873

       Re: Legend Biotech Corp
           Form 20-F for Fiscal Year Ended December 31, 2023
           Filed March 19, 2024
           File No. 001-39307
Dear Ying Huang:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences